FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May, 2010

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F   ☒     Form 40-F   ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐     No   ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

Resolutions of the Annual General Meeting of Shareholders of NBG

National Bank of Greece announces that its Annual General Meeting of Shareholders was held today, 21 May 2010, at Megaro Mela, Athens. The Meeting convened with a quorum of 31,29% of the Bank’s paid-up share capital and adopted the following resolutions:

1.                  Approved, following submission of the Reports of the Board of Directors and the Auditors, the annual financial statements for the financial year 2009.

2.                  Approved (taking also into account Laws 3723/2008, 3756/2009 and 3844/2010) the non-payment of a dividend to ordinary shareholders; approved payment of a total of €42,220,221 to the holders of non-voting preference shares issued by virtue of General Meeting resolution dated 15 May 2008, together with corresponding tax, in accordance with the relevant provisions of the Articles of Association, deriving from the release of reserves and previous years’ profits of the Bank; approved also payment of €35,000,000 to the Hellenic Republic, as per Law 3723/2008 and the Articles of Association.

3.                  Discharged the members of the Board of Directors and the Auditors of the Bank from any liability for indemnity regarding the annual financial statements and management for the financial year 2009.

4.                  Approved the remuneration of the members of the Board of Directors of National Bank for the business year 2009, pursuant to article 24, paragraph 2 of the Companies Act 2190/1920, and determined the remuneration of the Chairman of the Board, the Chief Executive Officer and the non-executive members of the Board through to the 2011 AGM; approved also the remuneration of NBG Board members for the business year 2009 in their capacity as members of the Audit, Corporate Governance and Nominations, Human Resources and Remuneration, Risk Management, and Strategy Committees, and determined their remuneration through to the 2011 AGM.

5.                  Approved participation (pursuant to article 23, paragraph 1 of the Companies Act 2190/1920) of members of the Bank’s Board of Directors, General

Managers and Managers on the Boards of Directors or in the Management of NBG Group companies pursuing similar or related business goals.

6.                  Elected auditors Messrs Emmanouil Pilidis and Epaminondas Giouroukos for the audit of the annual, semi-annual and consolidated financial statements of the Bank and its Group for the financial year 2010 from certified auditors Deloitte, Hatzipavlou, Sofianos and Cambanis S.A., and determined their remuneration.

Athens, 21 May 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis

(Registrant)

Date: 21st May, 2010
Chief Executive Officer